UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FaZe Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31423J 102

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

Copy to:

Joel L. Rubinstein

Era Anagnosti

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,279,001(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,279,001(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,279,001 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%*
14.	TYPE OF REPORTING PERSON HC, CO

(1)	Includes 156,001 shares of Common Stock which may be purchased by exercising warrants that become exercisable beginning 30 days after the Closing (as defined in Item 3 of this Amendment).

(2)	Consists of (i) 4,312,500 shares held directly by B. Riley 150 Sponsor Co. LLC (“Sponsor”) and (ii) 7,810,500 shares held directly by B. Riley Principal Investments, LLC (“BRPI”). BRPI is the managing member of Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by the Sponsor, and each of BRPI, BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. BRPI is a wholly-owned subsidiary of BRF. Each of BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by BRPI, and each of BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by BRPI other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

*	Based on 72,506,839 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 8-K filed on July 22, 2022.

1	NAME OF REPORTING PERSONS B. Riley Principal 150 Sponsor Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,312,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,312,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 72,506,839 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 8-K filed on July 22, 2022.

1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,279,001(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,279,001(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,279,001(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%*
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 156,001 shares of Common Stock which may be purchased by exercising warrants that become exercisable beginning 30 days after the Closing (as defined in Item 3 of this Amendment).

(2)	Consists of (i) 4,312,500 shares held directly by B. Riley 150 Sponsor Co. LLC (“Sponsor”) and (ii) 7,810,500 shares held directly by B. Riley Principal Investments, LLC (“BRPI”). BRPI is the managing member of Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by the Sponsor, and each of BRPI, BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. BRPI is a wholly-owned subsidiary of BRF. Each of BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by BRPI, and each of BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by BRPI other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

*	Based on 72,506,839 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 8-K filed on July 22, 2022.

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 12,279,001(1)(2)
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 12,279,001(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,479,001(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 156,001 shares of Common Stock which may be purchased by exercising warrants that become exercisable beginning 30 days after the Closing (as defined in Item 3 of this Amendment).

(2)	Consists of (i) 4,312,500 shares held directly by B. Riley 150 Sponsor Co. LLC (“Sponsor”), (ii) 7,810,500 shares held directly by B. Riley Principal Investments, LLC (“BRPI”), and (iii) 200,000 shares held directly by Bryant R. Riley. BRPI is the managing member of Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Bryant R. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF. As a result, each of BRPI, BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by the Sponsor, and each of BRPI, BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. BRPI is a wholly-owned subsidiary of BRF. Each of BRF and Bryant R. Riley may be deemed to indirectly beneficially own the securities directly held by BRPI, and each of BRF and Bryant R. Riley disclaims beneficial ownership over any securities directly held by BRPI other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

*	Based on 72,506,839 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 8-K filed on July 22, 2022.

END OF COVER PAGES

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 5, 2021 (the “Schedule 13D”) with the Securities and Exchange Commission relating to the Class A common stock, par value $0.0001 per share (“BRPM Class A Common Stock”), of B. Riley Principal 150 Merger Corp. (“BRPM”), a special purpose acquisition company, by B. Riley Financial, Inc. (“BRF”), a Delaware corporation, B. Riley Principal Investments, LLC (“BRPI”), a Delaware limited liability company, B. Riley Principal 150 Sponsor Co., LLC (“Sponsor”), a Delaware limited liability company, and Bryant R. Riley (“Bryant R. Riley”, and together with BRF, BRPI, and Sponsor, the “Reporting Persons”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of FaZe Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 720 N. Cahuenga Blvd., Los Angeles, CA 90038.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Item 3 of the Schedule 13D are hereby amended to add the following:

On October 24, 2021, BRPM entered into an Agreement and Plan of Merger (as amended on December 29, 2021 and March 10, 2022, the “Merger Agreement”) with BRPM Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of BRPM (“Merger Sub”), and FaZe Clan Inc., a Delaware Corporation (“Legacy FaZe”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub would merge with and into Legacy FaZe (the “Merger”), with Legacy FaZe surviving the Merger as a wholly owned subsidiary of BRPM (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”).

Concurrently with the execution of the Merger Agreement, on October 24, 2021, BRPM entered into subscription agreements (“Subscription Agreements”) with investors, including BRPI and Bryant R. Riley, for the sale in a private placement of an aggregate of $118 million of BRPM Class A Common Stock (the “PIPE Investment”). BRPI subscribed for 2,000,000 shares of BRPM Class A Common Stock and Bryant R. Riley subscribed for 200,000 shares of BRPM Class A Common Stock in the PIPE Investment. The Subscription Agreements include customary registration rights in favor of the subscribers.

Further, concurrently with the execution of the Merger Agreement, on October 24, 2021, BRPM, Legacy FaZe, and the Sponsor entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to (i) invest at least $20,000,000 in the PIPE Investment as well as to backstop the PIPE Investment if the amount in cash actually received by BRPM from the PIPE Investment at Closing is less than $100,000,000, by committing to purchase that portion of the PIPE Investment not purchased by third party investors to cause the PIPE Investment actually received by BRPM at the Closing to equal $100,000,000 (the “Closing Backstop”), (ii) waive the anti-dilution and conversion price adjustments set forth in BRPM’s amended and restated certificate of incorporation with respect to the Founder Shares held by the Sponsor, (iii) subject 50% of the Founder Shares held by the Sponsor to forfeiture following Closing if certain price-based vesting conditions are not met during the five years following Closing, (iv) subject the Founder Shares held by the Sponsor to certain transfer restrictions, and (v) to vote all voting equity securities owned by it in favor of the Merger Agreement, Business Combination, and each other proposal presented by BRPM to its stockholders in connection with the Business Combination.

Immediately prior to the Business Combination, the Reporting Persons beneficially owned 520,000 Placement Shares, 4,312,500 Founder Shares, and 173,333 Private Placement Warrants.

On July 19, 2022, the parties to the Merger Agreement consummated the Business Combination and the PIPE Investment (the “Closing”). In connection with the Closing, BRPM adopted an amended and restated certificate of incorporation which changed BRPM’s name to FaZe Holdings Inc. and re-classified the BRPM Class A Common Stock into shares of the Issuer’s single class of Common Stock.

On July 19, 2022, the BRPM entered into a Backstop and Release Agreement (the “Backstop and Release Agreement”) with the Sponsor and Legacy FaZe pursuant to which BRPM assigned to the Sponsor and its assignees all present and future rights, title, and interest in, to, and under the Subscription Agreements of the PIPE Investors who did not satisfy their obligations under their respective Subscription Agreements, and the Sponsor agreed to use commercially reasonable efforts to take, or cause to be taken, such actions that Sponsor deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements, and Legacy FaZe agreed on behalf of itself and the Issuer to use commercially reasonable efforts to assist the Sponsor’s efforts. The Backstop and Release Agreement also includes a release by Legacy FaZe of certain claims against BRPM, the Sponsor, and the placement agent of the PIPE Investment.

In connection with the Backstop and Release Agreement, on July 19, 2022, BRPM and BRPI entered into a Backstop Subscription Agreement (the “Backstop Subscription Agreement”) pursuant to which BRPI subscribed for an aggregate of 5,342,500 shares of Class A Common Stock in satisfaction of the Closing Backstop. The Backstop Subscription Agreement grants BRPI the same registration rights as were granted in the Subscription Agreements.

Also on July 19, 2022, in connection with the Closing and as contemplated by the Merger Agreement, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain shareholders, including the Sponsor, pursuant to which the Issuer agreed to register for resale certain shares of Common Stock and other Issuer equity securities held by the parties thereto from time to time.

At the Closing, the Reporting Persons completed the following transactions in the Issuer’s Common Stock:

(i)	each of the 4,312,500 Founder Shares held by the Sponsor prior to Closing were converted into BRPM Class A Common Stock, and thereafter became shares of the Issuer’s single class of Common Stock. Such shares are subject to vesting and transfer restrictions pursuant to the Sponsor Support Agreement.
(ii)	each of the 520,000 Placement Shares held by the Sponsor prior to Closing became shares of the Issuer’s single class of Common Stock. Such shares are subject to transfer restrictions pursuant to the Letter Agreement.
(iii)	each of the 173,333 Private Placement Warrants held by the Sponsor prior to Closing became warrants to purchase shares of the Issuer’s single class of Common Stock. The warrants are exercisable beginning 30 days after the Closing. Such warrants are subject to transfer restrictions pursuant to the Letter Agreement.
(iv)	BRPI purchased 2,000,000 shares of Common Stock pursuant to the Subscription Agreement.
(v)	BRPI purchased 5,342,500 shares of Common Stock pursuant to the Backstop Subscription Agreement.
(vi)	Bryant R. Riley purchased 200,000 shares of Common Stock pursuant to the Subscription Agreement.

On July 22, 2022, the Sponsor entered into certain agreements with members of the Sponsor to distribute a total of 520,000 shares of Common Stock and 173,333 Warrants to members of the Sponsor for no consideration.

ITEM 4.	PURPOSE OF THE TRANSACTION Item 4 of the Schedule 13D are hereby amended to add the following:

The Reporting Persons acquired beneficial ownership of the securities described in this Amendment in connection with the closing of the Business Combination. Subject to the vesting and transfer restrictions described in Item 3 above, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock and/or warrants, selling some or all of its shares of Common Stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER. Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. Calculations of the percentage ownership of the Common Stock is based on a total of 72,506,840 shares of Common Stock outstanding, as reported on the Issuer’s Current Report on Form 8-K filed on July 22, 2022.

Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D are hereby amended to add the following:

Information about the Subscription Agreement, Sponsor Support Agreement, Backstop and Release Agreement, Backstop Subscription Agreement, and Registration Rights Agreement set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6. The foregoing descriptions of the Subscription Agreement, Sponsor Support Agreement, Backstop and Release Agreement, Backstop Subscription Agreement, and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Amendment and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
4	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by BRPM on October 25, 2021).
5	Sponsor Support Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by BRPM on October 25, 2021).
6	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 22, 2022).
7	Backstop and Release Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on July 22, 2022).
8	Backstop Subscription Agreement (filed herewith).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith and replaces Exhibit 11 filed with the Schedule 13D filed by the Reporting Persons on March 5, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2022

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY PRINCIPAL 150 SPONSOR CO., LLC

By: B. RILEY PRINCIPAL INVESTMENTS, LLC, its Managing Member

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman[1] Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt[2] Director	Chief Legal Officer, Head of Business and Legal Affairs at FaZe Clan Inc.; a leading gaming, lifestyle, and media platform	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Alan N. Forman directly owned 7,500 shares of Common Stock. The aggregate purchase price of the 7,500 shares of Common Stock that were purchased by Alan N. Forman with personal funds is approximately $75,000. Alan N. Forman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[2]	Per the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2022, Tammy Brandt directly owned 902,084 shares of Common Stock, which includes 838,485 shares over which Tammy Brandt has the right to acquire voting and dispositive power upon the exercise of stock options within 60 days after July 19, 2022.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
7/19/2022	Placement Shares	520,000	$-	B. Riley Principal 150 Sponsor Co., LLC
7/19/2022	Conversion of Founders Shares	4,312,500	$-	B. Riley Principal 150 Sponsor Co., LLC
7/19/2022	Purchase	7,342,500	$10.00	B. Riley Principal Investments, LLC
7/19/2022	Purchase	200,000	$10.00	Bryant R. Riley
7/22/2022	Distribution to Members	(52,000)	$-	B. Riley Principal 150 Sponsor Co., LLC
7/22/2022	Distribution to BRPI	(468,000)	$-	B. Riley Principal 150 Sponsor Co., LLC
7/22/2022	Distribution from the Sponsor	468,000	$-	B. Riley Principal Investments, LLC